Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a high-tech enterprise engaged in the research and development, manufacturing, sales, and service of new energy vehicles and traditional fuel vehicles in China. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. Our main operating entities include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its holding subsidiary FAW Jilin Automobile Co., Ltd. (“FAW Jilin”). Our passenger vehicles include small cars, sedans, currently at prototype stages and sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans. Our automobile industry group provides products and services to the entire value chain for our vehicles include R&D, manufacturing, sales and product services. We manufacture using intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our current vehicles include the: Senya R7, V80, T80.

●	Senya R7 is an A0-class SUV. It has a 1.5L engine and meets the National VI emission standards.

●	V80 is a compact van. It has a stylish appearance. The power system has an electronic throttle, which can control the transmission in a more accurate and fuel-efficient way.

●	T80 is a mini-series truck positioned for overseas markets. It is equipped with a 1.5L National V emission engine and matched with a 5-speed manual transmission.

We have been developing hybrid SUVs and pure electric cars. There is a large potential market for the model with its high efficiency, low fuel consumption, and long battery life. The vehicle size is 4,505×1,835×1,695mm, with a wheelbase of 2700mm, battery capacity of 17.52kWh, an internal combustion engine (ICE) of 81/110k and the cruising range of more than 1100 kilometers.

Going Concern

CHIJET MOTOR COMPANY, INC. (the “Registrant”, the “Company”, or “Chijet”)’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$61.49 million and US$31.52 million for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company has a working capital deficit of approximately US$470.83 million and for the six months ended June 30, 2025 had a cash inflow from operating activities of approximately US$1.62 million. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to continue as a going concern including a) developing and continuously promoting a systematic financing plan including third-party financings and capital issuances, and the restructuring of existing loans to meet the Company’s future liquidity needs. As of September 5, 2025, the Company has raised US$8.0 million through the public offering pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-281314); b) increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale; c) applying more effective marketing strategies including developing overseas markets; and d) implementing cost control measures. However, given the uncertainty of global economies and financing markets, as well as the uncertainty regarding the impact on the Company’s future cash flows arising from its obligation to repay certain maturing debts, the Company may be unable to access further equity or debt financing when needed. Therefore, despite the aforementioned actions having improved the Company’s liquidity, there exists substantial doubt about its ability to continue as a going concern within one year after the date the financial statements are issued.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Functional Currency

Our reporting currency is the United States dollar (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in places other than Chinese Mainland is the United States dollar. The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Exchange Rate.

Our financial statements include translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00 for the items in balance sheets and at the rate of RMB7.2526 to US$1.00 for the items in statements of operations and comprehensive loss, the exchange rate in effect as of June 30, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this interim report. The operating results in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the six months ended June 30
(US$’000)	2025	2024	Percentage change
	(unaudited)	(unaudited)	(unaudited)
Revenues	599	3,407	(82%)
Cost of revenues	(1,183)	(8,172)	(86%)
Cost of idle capacity	(6,577)	(7,567)	(13%)
Gross loss	(7,161)	(12,332)	(42%)
Operating expenses:
Research and development	159	1,078	(85%)
Selling, general and administrative	61,003	13,573	349%
Total operating expenses	61,162	14,651	317%
Loss from operations	(68,323)	(26,983)	153%

Other income	9,592	2,364	306%
Interest income	1	47	(98%)
Interest expense	(8,200)	(8,417)	(3%)
Government grants	5,258	1,706	208%
Loss on equity investment	183	(64)	(386%)
Other expenses	-	(176)	(100%)

Net loss	(61,489)	(31,523)	95%

Revenues

Our revenues decreased by 82% from US$3.41 million for the six months ended June 30, 2024 to US$ 598,791 for the six months ended June 30, 2025, primarily attributable to the Senya R7’s sales volume of only 70 units in the first half of 2025, a significant decrease compared to the same period last year.

The Company generates revenues from (i) vehicle sales, which represent sales of gasoline vehicles, hybrid vehicles and pure electric vehicles; (ii) sales of vehicle parts, accessories and others. Our vehicle sales are mainly from sales of our R7, V60 and T80 model vehicles. In the first half of 2025 and 2024, we sold 94 vehicles and 892 vehicles, respectively. Our sales of vehicle parts, accessories and others include sales of vehicle parts, semi-finished products and new energy vehicles. Revenue from sales of vehicles, sales of vehicle parts, accessories and others are recognized when control is transferred to customers.

Cost of revenues

Our total cost of revenues decreased by 86% from US$8.17 million for the six months ended June 30, 2024 to US$1.18 million for the six months ended June 30, 2025, which was mainly due to the decrease in sales of our traditional fuel vehicles.

Cost of revenues - idle capacity

Cost of revenues - idle capacity decreased by 13% from US$7.57 million for the six months ended June 30, 2024 to US$6.58 million for the six months ended June 30, 2025, which was mainly due to the decrease in depreciation expenses for machinery and equipment as some of our machinery and equipment were fully depreciated as of June 30, 2025.

Gross loss

Our gross loss decreased by 42% from US$12.33 million for the six months ended June 30, 2024 to US$7.16 million for the six months ended June 30, 2025.

Research and development expenses

Our R&D expenses decreased by 85% from US$1.08 million for the six months ended June 30, 2024 to US$158,823 for the six months ended June 30, 2025, primarily because we adjusted expense allocation to match our financing progress, and some R&D projects were completed in 2024 which are reflected in our R&D expenses for the 2024 period.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 349% from US$13.57 million for the six months ended June 30, 2024 to US$61.00 million for the six months ended June 30, 2025, which was mainly because FAW Jilin implemented cost-cutting measures and workforce restructuring, resulting in the recognition of approximately US$47 million in severance benefits and post-employment benefits during the six months ended June 30, 2025.

Loss from operations

As a result of the foregoing, we incurred a net loss of US$68.32 million for the six months ended June 30, 2025, representing an increase of 153% as compared to a net loss of US$26.98 million for the six months ended June 30, 2024.

Interest expense

Our interest expense slightly decreased from US$8.42 million for the six months ended June 30, 2024 to US$8.20 million for the six months ended June 30, 2025.

Government grant

Our receipt of government grant increased by 208% from US$1.71 million for the six months ended June 30, 2024 to US$5.26 million for the six months ended June 30, 2025, which was mainly because FAW Jilin received approximately 3.36 million in government subsidies for new energy vehicle sales during the six months ended June 30, 2025.

Net loss

As a result of the foregoing, we incurred a net loss of US$61.49 million for the six months ended June 30, 2025, representing an increase of 95% as compared to a net loss of US$31.52 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

To date, we have been funded primarily through financing from shareholders, payments from customers, and capital from government funding. As of June 30, 2025, we had cash and cash equivalents of US$387,815 and our working capital deficit was US$470.83 million. We have a business plan to finance. Although this business plan may succeed in raising additional financing, we acknowledge that our business plan may not result in our having positive working capital in the near future. We believe it is likely that our cash on hand, including cash and cash equivalents currently available on our balance sheet, is insufficient to meet our capital expenditure requirements. Accordingly, we have been making adjustments to our original business plan. Nevertheless, our available cash and cash equivalents may still be insufficient to meet our working capital and capital expenditure requirements for the next 12 months.

To the extent that our current resources are insufficient to meet our cash needs, we may need additional equity or debt financing. If financing is not available, or if the financing terms are not as satisfactory as we expected, or if we fail to obtain government funding, we may be forced to reduce the level of our investment in product development and delay, scale back, or abandon all or part of our original growth strategy. This could adversely affect our business and financial prospects.

Although we believe our business plan can be successfully carried out, which includes increasing market acceptance of our products to ramp up sales volume and achieve economies of scale while executing more effective marketing strategies and cost control measures to better manage our operating cash flow position, there is no guarantee that we will be able to obtain third-party financing to meet our future liquidity needs. The consolidated financial statements do not include any adjustments that may result from this significant uncertainty.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30
	2025	2024
(US$’000)	(unaudited)	(unaudited)
Summary of Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	1,622	(16,261)
Net cash used in investing activities	(261)	(1,061)
Net cash (used in)/provided by financing activities	(1,789)	3,164
Effects of currency translation on cash, cash equivalents, and restricted cash	(2,956)	3,506
Net decrease in cash, cash equivalents and restricted cash	(3,384)	(10,652)
Cash, cash equivalents and restricted cash at beginning of the period	3,771	12,109
Cash, cash equivalents and restricted cash at end of the period	387	1,457

Operating activities

For the six months ended June 30, 2025, net cash provided by operating activities was US$1.62 million as compared to US$16.26 million used in operating activities for the first six months of 2024, primarily attributable to our net loss of US$61.49 million adjusted for (i) non-cash items of US$8.50 million, which primarily consisted of depreciation and amortization expenses of US$9.74 million, gain on disposal of land use right of US$7.50 million and interest expenses of US$8.20 million and (ii) a net increase in operating assets and liabilities of US$54.60 million, primarily including an increase in other current asset of US$17.44 million, an increase in accrued post-employment and termination benefits of US$30.56 million and an increase in accrual and other current liabilities to related parties of US$8.23 million.

Investing Activities

For the six months ended June 30, 2025, net cash used in investing activities was US$261,225 as compared to US$1.06 million for the first six months of 2024, primarily attributable to the expenses used for the Company’s acquisition of the 80% equity interests in Too Express Group Inc.

Financing Activities

For the six months ended June 30, 2025, net cash used in financing activities was US$1.79 million as compared to US$3.16 million provided by financing activities for the first six months of 2024, primarily attributable to repayments of short-term borrowings-related parties of US$2.39 million, partially offset by cash proceeds of US$600,257 from short-term borrowings.

Critical Accounting Estimates

Our condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if:

●	-the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

●	-changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 - Summary of Significant Accounting Policies” of the accompanying condensed financial statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this interim report.

Impairment of long-lived assets

We review long-lived assets (primarily property, plant and equipment and land use right) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable in accordance with ASC 360. We use continuing operating losses and significant adverse change in the extent in which the individual asset/asset group is being used as our primary indicator of potential impairment for our impairment testing. We first determine the unit of account for testing long-lived assets when indicators of impairment present. We then evaluate recoverability based on the forecasted future undiscounted cash flows, which incorporate our best estimate of sales growth and margin increase based upon our plans for the unit. For assets that are deemed to not be recoverable, we write-down the impaired asset to its estimated fair value.

Impairment of indefinite-lived intangible assets

Intangible assets with indefinite lives are tested for impairment at least annually as of each balance sheet date and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We calculate the fair value of the indefinite-lived intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that there was no impairment on the indefinite-lived intangible assets as of June 30, 2025 and December 31, 2024.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Chijet Contact:

2888 Donshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

0535-2766202

EMAIL: info@chijetmotors.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.